UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 17 May, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	17th May 2011

AIB ANNOUNCES NEW STRUCTURE AND APPOINTMENTS

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] has today outlined the key details of the Bank's new operating model and announced a number of appointments to its new top executive leadership team.

The current divisional structure is being replaced by an integrated bank which will comprise three customer facing units - Personal & Business Banking, Corporate & Institutional Banking and Commercial Banking. The operations of AIB and First Trust Bank (FTB) will be more aligned. AIB (GB) will be managed as a separate unit. Control and support functions are to be streamlined and centralised.  To assist in deleveraging, there will also be a non core unit which will house, manage or dispose of selected assets. The entire organisational transformation process will be supported by a separate dedicated team.

The work underway to merge AIB and Educational Building Society (EBS) is progressing well and a further update will issue in due course.

Commenting on today's announcement, David Hodgkinson, Executive Chairman said:

"This is the most challenging change programme AIB has ever undertaken. It demands new and energetic leadership that will set the agenda to drive AIB to become a very different bank and enable it take on its identified role as a pillar of the Irish banking sector.
The top executive leadership team announced today has been selected following a comprehensive internal evaluation and external search process. Its aim was to identify the people who would be the best possible fit for the individual roles and collectively provide the right mix of skills and experience to ensure AIB will have a stable and successful future. The new leadership team will have a particular mandate to improve customer service and propositions. AIB will move from a model of entirely separate businesses to a "One Bank" model. Customer sector and product expertise will be at the heart of this model, supported by stronger centralised control functions, with integrated I T, Operations and other support services which will drive simplification and standardisation of processes with resultant cost benefits."

In brief the appointments announced today are:-

• Bernard Byrne, (biog note attached) currently Chief Financial Officer, AIB Group has been appointed Director of Personal & Business Banking for AIB Group.

•    Jerry McCrohan, (biog note attached) currently Managing Director of AIB Capital Markets, has been appointed Director of Corporate & Institutional and Commercial Banking and will lead these two customer units.

• Peter Spratt (biog note attached), a Partner at PwC, has been engaged to oversee the running of the Non Core unit for the next 2 years.

• Keith Davies (biog note attached), has been appointed Group Services and Transformation Director.

• Paul Stanley (biog note attached), currently AIB Group Financial Controller, has been appointed Acting Chief Financial Officer pending a permanent appointment to this role.

• Stephen Bell (biog note attached), a Director of PwC, has been appointed Acting Chief Risk Officer pending a permanent appointment to this role.

• Joe O'Connor continues in the role of Chief Credit Officer.

• Marcel McCann continues in the role of Operations and Technology Director, now reporting into the Group Services and Transformation Director.

• John Conway continues in the role of Human Resources Director, now reporting into the Group Services and Transformation Director.

All of the above appointees will be members of the Bank's new Executive Committee which will be headed by the Executive Chairman.

Robbie Henneberry, currently Managing Director, RoI Division has been appointed Head of Northern Ireland business to oversee the changes and development required to align the operations of AIB and FTB. He will report to the Director of Personal & Business Banking.

Nick Treble, currently Managing Director of AIB UK, continues to manage the GB business. This business is being reinvigorated and management appointments and changes will be made to the new GB unit in due course.

- ENDS -

For further information, please contact:
Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

BIOGRAPHIES

Bernard Byrne (Age 42) - Director Personal and Business Banking

Bernard Byrne is currently the CFO of AIB, a position he has held since joining the bank in May 2010. During this period, he has played a key leadership role to help the Bank through the most difficult period in its history as AIB has worked with the Irish government, CBI, and the ECB to navigate through the consequences of the collapse in the Irish real estate market and global financial crisis.

He began his career as a Chartered Accountant with PricewaterhouseCoopers (PwC) in 1988 and joined ESB International as Commercial Director in 1994. In 1998 he took up the post of Finance Director with IWP International Plc (and later its Deputy CEO) before moving to ESB in 2004 where he held the post of Group Finance and Commercial Director until he left in 2010 to take up his current role.

Bernard has a very broad range of experience across public, private, private equity and government ownership structures. At AIB and in these previous roles, he has been very successful in working with and driving significant change, across various sectors including consumer, retail, manufacturing, distribution and energy. His experience provides the ideal mix of skills to deliver the level of change needed in this critical role and shape the future of the organisation.

Keith Davies (Age 63 ) - Group Services and Transformation Director

Keith Davies graduated in Economics from University College London. He worked in banking in the City of London for four years and then became a solicitor with the international firm, Lovells.

For many years, Keith practiced business law whilst based in London, Brussels and Paris and travelled extensively around the world for multinational clients that he brought to the firm he eventually created. Having developed a strong insurance law practice, he was asked by his US clients, Chubb, to become the President and CEO of its failing company in France.

Keith successfully turned the business round before performing the same service for another major US insurer, CNA - this time as CEO of all its European insurance operations and Chairman and CEO of its reinsurance and run-off interests.

In 2006, he was asked to head up the turnaround of 150 English National Health Service (NHS) organisations that were forcing the Health service into deficit for the third year running. This was happening despite having a budget that was rapidly expanding towards £100 billion. The programme addressed the fundamental workings of the bodies and brought about a substantial rebalancing of the budget within one year.

Keith then spent three years in different parts of the world focussing on  publicly owned Health systems - latterly in Canada.

Jerry McCrohan (age 61) - Director of Corporate & Institutional and Commercial Banking

Jerry McCrohan is Managing Director of AIB Capital Markets.  A graduate of Trinity College Dublin, he joined AIB in 1969.

He took over the role as Head of the AIB Capital Markets Division in February 2010 and was appointed to the Group Executive Committee at that time.

During his early career, he was assigned to various roles in the Retail and Commercial Bank and gained extensive experience and expertise in lending to the Commercial and SME sectors.  He was seconded to the Industrial Development Authority of Ireland in 1979, where he worked with the Small Industries Division.

On his return to AIB, Mr McCrohan was appointed to senior positions in retail banking including Regional Manager Midlands and North West and later went on to become Head of Global Corporate Banking for the Capital Markets Division.

He is one of the founding directors of Ark Life Assurance Company and also recognised for spearheading the Bank's Foreign Direct Investment Strategy in late 90's - mid 2000's.

A Past President of the American Chamber of Commerce, he is a member of the Business Advisory Board of the National Institute of Technology Management.  He is also a fellow of the Institute of Bankers and the Institute of Chartered Secretaries and Administrators.

Peter Spratt (age 51) - Head of Non Core Unit

Peter, who qualified as a chartered accountant in 1982, is a partner in PricewaterhouseCoopers specialising in Corporate restructuring. He has led a number of strategic reviews of quoted and private companies including The EMI Group, Marconi and Samsonite.  He has also led a number of other project management assignments including advice to the United Nations deployment of donations following the 2004 Tsunami, and the operational and financial restructuring of the Louisiana transport system following hurricane Katrina.

He was appointed leader of PwC's global restructuring practice (GRP) in 2007 and during his tenure has led a team of over 1,700 staff in corporate recovery and restructuring programmes across 62 countries.  This involves operating in situations which require urgent assessment, prompt action and the ability to bring diverse stakeholders and agendas to consensual agreement often in extremely tight timescales.

He is an associate of the Institute of Chartered Accountants in England and Wales, and a fellow of the Association of Business Recovery Professionals (UK)

Paul Stanley (age 47) - Acting Chief Financial Officer

Prior to moving to the role of acting CFO, Paul was Group Financial Controller for AIB. In this role he has overseen the key asset disposals and capital restructuring of AIB Group over the last twelve months.

He commenced his career with AIB in 1980 when he joined the bank's Branch Banking Division and then worked in the Group's financial control department.  In 1998 Paul moved to the Group's Capital Markets division, treasury operations as a senior risk analyst.  In 2000, he took up a three year role as Head of Treasury Finance and Risk in AIB's Poland Division (Bank Zachodni WBK). Paul returned to Ireland in late 2003 as Head of Asset Liability Management for the Group and moved into the Group Financial Controller role in 2010.

Paul, a Certified Chartered Accountant, is also a committee member of ALMA, the UK and Irish Asset & Liability Management Association.

Stephen Bell (age 47) - Acting Chief Risk officer.

Stephen started his career within the UK Building Society sector where he held a number of senior risk, credit and collections roles. After a period as CRO for one of GE Capital's UK businesses he joined Transamerica Commercial Finance as Managing Director. He then moved to R&SA Insurance where he ran Strategy & Change for the UK broker business before he moved to Barclays where he built the commercial restructuring and recoveries operation for Western Europe

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  17 May, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.